Protective Life Corporation

Post Office Box 2606

Birmingham, AL 35202

205-268-1000

Steven G. Walker

Senior Vice President, Controller

and Chief Accounting Officer

205-268-6775

Fax: 205-268-3541

Toll Free 800-866-3555

Email:  steve.walker@protective.com

October 3, 2011

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

RE:	Protective Life Corporation
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 5, 2011
File No. 001-11339

Dear Mr. Rosenberg,

Protective Life Corporation acknowledges receipt of your letter dated September 20, 2011. We currently anticipate providing our response to you no later than November 15, 2011. Should you have any questions you may contact Charles Evers, Vice President of Corporate Accounting, at (205) 268-3596 or me at (205) 268-6775.

Sincerely,

/s/ Steven G. Walker
Steven G. Walker
Senior Vice President, Controller and Chief Accounting Officer.